FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 18, 2005

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report dated January 18, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: January 18, 2005

Exhibit 1- Form 6k

January 18, 2004

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

January 18, 2005.

3.

News Release

News release was issued on January 18, 2005 and disseminated via Stock Watch News and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Further to the Company’s news release dated December 13, 2004, the Company is pleased to announce that it has received final approval from the TSX Venture Exchange with respect to the Non-Brokered Private Placement Financing for an aggregate of 5,000,000 Units of the Company’s securities at a purchase price of $0.20 per Unit.  The Company has received total proceeds of $1,000,000.

5.

Full Description of Material Change

Vancouver, British Columbia – Further to the Company’s news release dated December 13, 2004, the Company is pleased to announce that it has received final approval from the TSX Venture Exchange with respect to the Non-Brokered Private Placement Financing for an aggregate of 5,000,000 Units of the Company’s securities at a purchase price of $0.20 per Unit.  The Company has received total proceeds of $1,000,000.

The Non-Brokered Private Placement Financing closed in two tranches, the first tranche closed on January 7, 2005, and the second tranche closed on January 11, 2005, as per the TSX Venture Exchange Bulletins.  The Company has issued a total of 5,000,000 Units of the Company’s securities at $0.20 per Unit.  Each Unit consists of one Common Share in the capital of the Company and a ½ (one half of one) Warrant.  1 (one) Warrant is required to purchase one Common Share in the capital of the Company at $0.25 per Common Share for a period of 24 (twenty-four) months.  There was no finder’s fee payable in respect to this Non-Brokered Private Placement Financing.  Of the 5,000,000 Units issued, 4,750,000 Units have a hold period expiring on May 8, 2005 and 250,000 Units have a hold period expiring on May 12, 2005.

LVFH is a gaming software developer and operator that licenses its software to 3rd parties.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 18th day of January, 2005.